UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

MapInfo Corporation

(Name of Subject Company (issuer))

Magellan Acquisition Corp.

a wholly-owned subsidiary of

Pitney Bowes Inc.

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.002 par value per share	565105103
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Michele Coleman Mayes, Esq.

Senior Vice President & General Counsel

Pitney Bowes, Inc., MSC 65-24

One Elmcroft Road

Stamford, CT 06926-0700

Telephone: (203) 351-7924

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald R. Papa, Esq.

Proskauer Rose LLP

1585 Broadway

New York, NY 10036-8299

Telephone: (212) 969-3325

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$440,805,362	$13,533

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of MapInfo Corporation at a purchase price equal to $20.25 per share and 21,768,166 shares issued and outstanding, as represented by MapInfo Corporation.
(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0000307

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,533
Form or Registration No.:	Schedule To-T
Filing Party:	Pitney Bowes Inc. and Magellan Acquisition Corp.
Date Filed:	March 22, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on March 22, 2007 by Pitney Bowes Inc., a Delaware corporation (“Pitney Bowes”), and Magellan Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Pitney Bowes (the “Purchaser”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares (the “Shares”) of common stock, par value $0.002 per share, of MapInfo Corporation, a Delaware corporation (the “Company”), at a purchase price of $20.25 per Share in cash, without interest thereon, less any required withholding and transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 22, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

“On April 2, 2007, the United States Department of Justice and the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Offer.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2007

MAGELLAN ACQUISITION CORP.

By:	/s/ Helen Shan

	Name:	Helen Shan
	Title:	Vice President and Treasurer

PITNEY BOWES INC.

By:	/s/ Helen Shan

	Name:	Helen Shan
	Title:	Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 22, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on March 22, 2007 in the Wall Street Journal.*

(a)(2)	Schedule 14 D-9, dated March 22, 2007.*

(a)(5)	Press Release issued by Pitney Bowes on March 15, 2007 (incorporated by reference to form TO-C filed on March 15, 2007).*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated March 14, 2007, among Pitney Bowes, the Purchaser and the Company.*

(d)(2)	Retention Agreement, dated as of March 14, 2007, between Pitney Bowes and Mark P. Cattini*

(d)(3)	Retention Agreement, dated as of March 14, 2007, between Pitney Bowes and Michael Hickey*

(d)(4)	Retention Agreement, dated as of March 14, 2007, between Pitney Bowes and Daniel T. Gerron*

(d)(5)	Retention Agreement, dated as of March 14, 2007, between Pitney Bowes and James Scott*

(d)(6)	Confidentiality Agreement, dated as of December 19, 2006, by and between Pitney Bowes and the Company*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.